COHEN & STEERS ETF TRUST

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

November 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic, Senior Counsel

Re:	Cohen & Steers ETF Trust (the “Trust”)
Registration Statement on Form N-1A
File Numbers: 333-281213; 811-22913

Dear Mr. Orlic,

This letter is being filed to respond to the comment received from you via telephone on October 31, 2024 regarding the Trust’s pre-effective amendment No. 1 to its registration statement on Form N-1A (the “Registration Statement”) relating to Cohen & Steers Real Estate Active ETF, Cohen & Steers Preferred and Income Opportunities Active ETF, and Cohen & Steers Natural Resources Active ETF (each a “Fund” and together, the “Funds”), which was filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2024. Your comment, together with the Trust’s response thereto, is set forth below. The Trust’s response will be reflected in a Pre-Effective Amendment to the Trust’s Registration Statement to be filed at a later date. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Staff Comment: Please disclose in the prospectus that the Trust’s Declaration of Trust provides that shareholders waive the right to a jury trial and that no provision of the Declaration of Trust will be effective to require a waiver of compliance with any provision of the Securities Act of 1933, the Securities Exchange Act of 1934 or the Investment Company Act of 1940, or of any valid rule, regulation or order of the Commission thereunder.

Response: The Trust will add the following disclosure to the prospectus in a new sub-section entitled “Additional Information – Declaration of Trust”:

“The Trust’s Statement of Additional Information contains a discussion of the significant provisions of the Trust’s Amended and Restated Declaration of Trust (the “Declaration”). By becoming a shareholder of a Fund, each shareholder is expressly held to have agreed to be bound by the provisions of the Declaration and any other governing instrument of the Trust. The Declaration provides that shareholders waive the right to a jury trial. The Declaration also provides that no provision of the Declaration will be effective to require a waiver of compliance with any provision of the Securities Act, the Securities Exchange Act of 1934 or the 1940 Act, or of any valid rule, regulation or order of the SEC thereunder.”

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We hope the Staff finds this response to adequately address the comment to the Registration Statement. Should members of the Staff have any questions or comments regarding this response, they should call the undersigned at 212.796.9347.

Very truly yours,

/s/ Dana DeVivo
Dana DeVivo
Secretary and Chief Legal Officer

cc: Brian McCabe, Ropes & Gray LLP

Michael Doherty, Ropes & Gray LLP